May 14, 2018
David Manion
James O’Connor
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0504

Re:	Guggenheim Credit Income Fund 2019 (File Nos. 333-224023; 814-01091)
Guggenheim Credit Income Fund (File No. 814-01117)
Guggenheim Credit Income Fund 2016 T (File Nos. 333-198882; 814-01094)
(together, the “Registrants”)
Dear Mr. Manion:
We are writing in response to your telephonic comments provided on April 20, 2018 with respect to the registration statement (the “Registration Statement”) filed on Form N-2 under the Securities Exchange Act of 1934, as amended, on March 29, 2018 on behalf of Guggenheim Credit Income Fund 2019 (the “Company”), a closed-end fund that has elected to be regulated as a business development company (“BDC”). The Company has considered your comments and has authorized us, on its behalf, to make the responses and changes discussed below to the Registration Statement. These changes are reflected in Pre-Effective Amendment No. 1 to the Company’s Registration Statement (the “Amendment”), filed simultaneously herewith.
This letter also responds to comments which pertain to your review pursuant to the Sarbanes-Oxley Act of 2002 of the annual reports filed on Form 10-K for each Registrant, relating to each Registrant’s most recently completed fiscal year.
On behalf of the Registrants, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

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N-2 - Guggenheim Credit Income Fund 2019
Comment 1.Please add a cross reference under the heading “Distribution Policy” on page 2 to where additional disclosure in the Prospectus regarding the terms of the expense support and conditional reimbursement agreement can be found.
Response 1.        The disclosure has been revised accordingly.
Comment 2.    Please revise the disclosure on page 76 under the heading entitled “Distributions” indicating that distributions may be paid from all sources, including expense support payments. Please also add a cross reference to the discussion in the Prospectus of the expense support and recoupment arrangements.
Response 2.        The disclosure has been revised accordingly.
Comment 3.    On pages 82-83, please reword the discussion of recoupment policy to be in plain English and please consider adding a cross references to the table on page F-11 showing the schedule of reimbursement.
Response 3.        The disclosure has been revised accordingly.
Comment 4.    On page 3, please confirm that expense support payments will not be recouped unless (i) the Company’s total expense ratio, net of any recoupment, at the time of recoupment is equal to or less than the Company’s total expense ratio at the time of the applicable expense support payment; (ii) the distribution rate of the Company at the time of the recoupment is equal to or greater than that at the time of the applicable expense support payment; and (iii) the recoupment occurs within three years of the applicable expense support payment.
Response 4.        We hereby confirm.
Comment 5.    In the Statement of Operations, please explain how the Company is receiving recoupment while still receiving expense support.
Response 5.        In accordance with our expense support and conditional reimbursement agreement, the amount of expense support owed to the fund and the amount of conditional reimbursement owed from the fund is assessed on a monthly basis while the Statement of Operations presents results on a quarterly and

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year to date basis. Each month the amount of income and gains generated and distributed from Guggenheim Credit Income Fund (the “Master Fund”) to the Company will determine whether incremental expense support is owed or if the Company is in a position to make conditional reimbursement payments. During the fourth quarter of 2017 there were some months where there was expense support and some where there was expense support reimbursement. For example in November 2017 the Company received expense support however in December 2017 the Company paid a reimbursement of expenses support due to increased distributions paid by the Master Fund in connection with its December 31 excise tax assessment.
Comment 6.    In the Statement of Changes in Net Assets, the distribution appear to be greater than the net investment income. Please confirm if the distributions that were paid in excess of net investment income represents a return of capital and, if so, please so state on a going forward basis.
Response 6.        We hereby confirm that as of the Company’s most recently completed tax year, September 30, 2017, no portion of the Company’s distributions represented a return of capital. The Company follows the guidance in Accounting Standards Codification (“ASC”) 946-205-45-3 which requires the Company to disclose in its Statements of Changes in Net Assets any tax return of capital. The Company reconciles its taxable composition of distributions in a table under “Note 10. Taxable/Distributable Income” which reconciles the Company’s GAAP based earnings to its total taxable income available for distributions for the tax year ending September 30, 2017.
Comment 7.    Under the section “Organization and Offering Expenses”, please confirm that the offering expenses associated with the Company’s continuous offering have been expensed as incurred and not amortized over a 12 month period. Please also confirm supplementally that this will be implemented on a going forward basis.
Response 7.        ASC 946-20-25-6 states “Offering costs of open-end investment companies and of closed-end funds with a continuous offering period shall be recognized as a deferred charge.” Per ASC 946-20-35-5 “Offering costs recognized as a deferred charge under paragraph 946-20-25-6 shall be amortized to expense over 12 months on a straight-line basis when operations begin.” Offering costs incurred by the Company follow the guidance cited above and are deferred and

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amortized to expense over 12 months. Organizational costs are charged to expense as incurred in accordance with ASC 720-15-25-1.
Comment 8.    In accordance with Regulation S-X, Rule 12-12, on a going forward basis, please disclose in the section entitled “Restricted Securities”, the range of dates on which the Company acquired shares of Guggenheim Credit Income Fund.
Response 8.        The disclosure will be revised on a going forward basis.
Comment 9.    Please supplementally confirm what, if any, amounts of the Company’s organizational and offering expenses are still reimbursable by the Company to Guggenheim Partners Investment Management, LLC as of December 31, 2017.
Response 9.        As of December 31, 2017 the Company had unreimbursed organizational and offering costs of $1.1 million. All of the unreimbursed costs pertain to the Company’s prior offering and are no longer eligible for reimbursement.
Comment 10.    In the Statement of Operations, please supplementally explain the $15,000 attributed to Administrative Expenses. Under the accompanying Note 4. Related Party Transactions – Administrative Services Agreement, on a going forward basis, please discuss the amounts paid to the Administrator.
Response 10.    The Administrative Expenses set forth in the Statement of Operation are attributed to sub-administrator services provided by an unaffiliated entity. As a result, no changes are required under the accompanying Note 4.
Comment 11.     Please supplementally explain what the table on page F-12 relates to. On a going forward basis, please also add a description of the table to the financial disclosure.
Response 11.    The chart is currently titled, “Summary of Related Party Transactions for the Years Ended December 31, 2017, December 31, 2016 and for the period from July 31, 2015 (inception) to December 31, 2015”. Accordingly, the Company respectfully declines to incorporate this comment.

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Comment 12.     Please supplementally explain the $1.1 million listed under Note 7. Commitments and Contingencies - Organization and Offering Expense Reimbursement Agreement and what it represents. Please also explain supplementally if the $1.1 million is subject to recoupments and how it relates to the 1.5% cap on organizational and offering expenses of the Company disclosure in the Prospectus.
Response 12.    The $1.1 million listed under Note 7. Commitments and Contingencies - Organization and Offering Expense Reimbursement Agreement represents unreimbursed organizational and offering expenses in excess of the 1.5% cap pertaining to the Company’s prior offering. As of December 31, 2017 this amount was only subject to recoupments if the Company raised additional proceeds. Currently this amount is no longer subject to recoupment.
Comment 13.    In Note 9. Financial Highlights, on a going forward basis, please add a footnote describing the impact of allocated expenses of the Guggenheim Credit Income Fund that are not included in the Company’s expense ratios.
Response 13.    The disclosure will be revised on a going forward basis.
Comment 14.    Please supplementally confirm if any of the holdings in the Consolidated Schedule of Investments are restricted. Please confirm how the Company complies with Regulation S-X, Rule 12-12 footnote 8.
Response 14.    As of December 31, 2017 none of the securities owned by Guggenheim Credit Income Fund were restricted.
Comment 15.    The staff notes that the former investment sub-adviser, Guggenheim Partners Investment Management, LLC (“Guggenheim”), is now the investment adviser of the Company and that this change was made without filing a shareholder proxy. Please supplementally explain why a shareholder proxy statement was not required.
Response 15.    We respectfully acknowledge the comment. The prior and current investment advisory agreements were between the Master Fund and Carey Credit Advisors, LLC, and the Master Fund and Guggenheim, respectively, and the feeder funds, including the Company, were and are not parties to such agreements.

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The Master Fund filed a definitive proxy statement on September 8, 2017 seeking approval of the current investment advisory agreement between it and Guggenheim and, on October 20, 2017, it was approved by a majority of the votes cast by shareholders of the Master Fund. Each feeder fund, including the Company, passed through their vote on the approval of the current investment advisory agreement to their underlying shareholders in accordance with the terms of the Company’s no-action letter and voted their shares in the same proportion as their respective shareholders did in favor of or against the proposal.
Comment 16.    Please revise the following disclosure under the heading “Risk Factors – Risks Related to Our Business – Our distributions may exceed our taxable earnings and profits. Therefore, portions of the distributions that we pay may represent a return of capital to you, which will lower your tax basis in your Shares, which may cause you to experience increases in capital gains in subsequent sales of your Shares, and reduce the amount of funds we have for investment in portfolio companies” as follows:
In the event that we encounter delays in locating suitable investment opportunities, we may pay our distributions from offering proceeds or from borrowings in anticipation of future cash flow, which may constitute a return of your capital net of sales load and fund expenses previously paid and will lower your tax basis in your Shares, which may cause you to experience increases in capital gains in subsequent sales of your Shares.
Response 16.    The disclosure has been revised accordingly.
Comment 17.     Under the heading “Risk Factors – Risks Related to our Business – A significant portion of our investment portfolio will be recorded at fair value as determined in good faith in accordance with procedures established by our Board of Trustees and, as a result, there is and will be uncertainty as to the value of our portfolio investments”, please clarify how frequently and in what circumstances the Company uses a third-party independent valuation firm to value its “Level 3” assets.
Response 17.    The disclosure has been revised accordingly.
Comment 18.     Under the heading “Risk Factors – Risks Related to Our Investments – Our investments in portfolio companies may be risky and we could lose all or part of our investment – Structured Products”, please revise the disclosure to disclose the extent to which

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the Master Fund currently intends to invest, as a percentage of net assets, in the equity tranches of collateral loan obligations.
Response 18.    The disclosure has been revised to clarify that the Master Fund may invest to a limited extent in the equity tranches of collateralized loan obligations. We respectfully note that we believe that such disclosure is appropriate and consistent with industry practice.
Comment 19.    Under the heading “Risk Factors – Risks Related to Our Investments – Our investments in portfolio companies may be risky and we could lose all or part of our investment – Derivatives”, please identify specifically all of the derivatives in which the Company intends to invest as part of its principal investment strategies and describe the risks of each. The staff has provided a number of observations concerning derivatives disclosure by investment companies in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. Specifically, please revise the Company’s risk disclosure in conformity with the following guidance in the letter: “[T]he disclosure concerning the principal risks of the fund should similarly be tailored to the types of derivatives used by the fund, the extent of their use, and the purpose for using derivative transactions.”
Response 19.    The Company has reviewed this letter and confirms that the Company believes that its derivatives-related disclosure is consistent with the observations made in the letter.
Comment 20.    With respect to the Master Fund's unfunded commitments, please supplementally provide (1) a representation that the Master Fund reasonably believes its assets will provide adequate cover to allow it to satisfy all of its unfunded investment commitments and (2) a general explanation as to why the Master Fund believes it can cover its commitments.
Response 20.    We hereby represent that the Master Fund reasonably believes that it has sufficient assets to cover its current unfunded commitments. As of December 31, 2017, the Master Fund’s cash holdings, including restricted cash, totaled $25.6 million. These assets are more than sufficient to cover any anticipated capital calls from unfunded commitments.

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Comment 21.    Under the heading “Risk Factor – Risks related to Our Business – Pending legislation may allow us to incur additional leverage”, please update the disclosure to reflect the enactment of the legislation [the Small Business Credit Availability Act] and please disclose whether the Company currently intends to take steps to adopt a lower coverage level.
Response 21.    The disclosure has been updated as requested. We note that, under the terms of the no-action relief issued to the Company, any leverage will be incurred at the Master Fund level, only. At this time, the Master Fund and the Board of Trustees have not taken steps to approved reducing the Master Fund’s required asset coverage ratio to 150%. Accordingly, we do not believe that additional disclosure is necessary at this time. The Company will promptly revise its disclosure if material actions are taken towards reducing the Master Fund’s maximum asset coverage ratio in the future.
Comment 22.    Please revise the following disclosure under the heading “Risk Factors – Risks Related to Our Investments – Regulations governing our operation as a BDC and RIC will affect our ability to raise capital and the way in which we raise additional capital or borrow for investment purposes, which may have a negative effect on our growth. As a BDC, the necessity of raising additional capital may expose us to risks, including risks associated with leverage” as follows:
Pending legislation could reduce the asset coverage requirements for BDCs, and if this occurs, the Master Fund may incur increased leverage and be subject to additional risk, including the risk that our senior securities could be down-graded, which would increase our borrowing costs.
Response 22.     Disclosure has been revised under the heading “Risk Factors – Risks Related to Our Investments – Recent legislation may allow us to incur additional leverage" to clarify that the Master Fund may be subject to such risks to the extent it issues securities for which it seeks a rating.
Comment 23.    Please revise the following disclosure under the heading “Risk Factors – Risks Related to Our Investments – Certain provisions of our Declaration of Trust and actions of the Board of Trustees could deter takeover attempts and have an adverse impact on the value of our Shares” as follows:

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Our Board of Trustees may, without shareholder action, authorize the issuance of shares in one or more classes or series if the required approval is obtained from the SEC; and our Board of Trustees may, without shareholder action, amend our Declaration of Trust to increase the number of our Shares, of any class or series, that we will have authority to issue.
Response 23.    The disclosure has been revised accordingly.
Comment 24.    Because the Company will be engaged in a continuous offering rather than an underwritten offering, the fee table expenses should be based on the average or weighted average of the Company assets over the fiscal year. Please revise the parenthetical to the heading “Annual Expenses” to indicate that such expenses are a percentage of the Company’s average net assets. Please also disclose in this footnote the assumptions used to estimate the expenses in the fees and expenses table that such expenses are based on an average or weighted average of the Company’s anticipated annual proceeds ($94 million), and disclose the average ($47 million) or weighted average of the anticipated annual proceeds. The fees and expenses table percentages should also be increased accordingly.
Response 24.    We respectfully acknowledge the comment. We note that the fee table is based on the weighted average of the Company’s expected net assets during the period, which includes the projected fundraising and existing assets, and is correct as currently disclosed. The disclosure in the heading has been revised as requested to note it is based on average net assets. We further respectfully acknowledge your comments regarding disclosure of underlying assumptions. We note that footnote three currently contains extensive disclosure regarding the underlying assumptions; however, we have nonetheless revised it to disclose the weighted average net assets during the period.
Form 10-K – December 31, 2017 - Guggenheim Credit Income Fund
Comment 25.    The staff notes that Footnote 5 to the Schedule of Investments indicates that multiple portfolio company holdings have disclosure with a weighted average interest rate. With respect to portfolio companies with multiple investments with a blended interest rate, please supplementally provide: (i) the year of account for each investment, and (ii) the portion of the portfolio that has a blended rate. Please discuss how, given that each contract is a separate

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investment, these contracts should not be disclosed separately. The staff may have additional comments regarding this item.
Response 25.    We respectfully acknowledge the comment and note that a single investment can have multiple interest rate contracts. The investments shown on the Master Fund’s Consolidated Schedule of Investments represent multiple interest rate contracts under a single credit agreement. None of the investments on the Master Fund’s Consolidated Schedule of Investments represent the consolidation of multiple investments with multiple credit agreements of one Portfolio Company into one line. Going forward the footnote will be revised to read “For portfolio companies with multiple interest rate contracts under a single credit agreement, the interest rate shown is a weighted average current interest rate in effect as of [date of the financial statements]."
Comment 26.    The staff notes that Regulation S-X was amended to require companies with significant payment in kind income to report such income separately in the face of the Statement of Operations. Accordingly, please supplementally confirm the amount of payment in kind income for the fiscal year ended December 31, 2017 and, on a going forward basis, please ensure any “significant” payment in kind income is presented separately.
Response 26.    We hereby confirm that payment in kind income (“PIK Income”) for the year ended December 31, 2017 represented less than 1% of total investment income for the year. Please refer to Management’s Discussion and Analysis of Financial Condition and Results of Operations for a breakdown of the components of investment income. In accordance with Regulation S-X rule 6-07 Statements of Operations, on a going forward basis PIK Income will be presented separately on the Consolidated Statement of Operations to the extent it exceeds 5% of investment income.
Comment 27.    Please supplementally discuss the receipt of $371,000 for capital structuring and administrative agency fees during the fiscal year ended December 31, 2017 on page 73 and how these amounts were recorded in the financial statements.
Response 27.    The Master Fund received $371,000 for capital structuring fees and administrative agency fees as its proportionate share of those fees

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earned for transactions in which the Master Fund participated. These fees are included in fee income on the Consolidated Statement of Operations as they are earned.
Form 10-K- December 31, 2017 – all Registrants
Comment 28.    Please supplementally confirm how the Registrants are complying with amendments to the Regulation S-X, effective as of August 31, 2017 and please supplementally confirm that these have been applied or, if not, that they will on a going forward basis.
Response 28.    We hereby confirm that the Registrants have updated their financial statements to conform with the amendments to Regulation S-X starting with the Form 10-Qs filed for the period ending September 30, 2017, particularly the amendments that focused on changes to the Consolidated Schedule of Investments and derivative disclosures.
* * * * *
Should you have any questions regarding this letter, please contact me at (212) 698-3525.
Sincerely,

/s/ Richard Horowitz
Richard Horowitz